SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 19)*

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

David A. Koon Atlantic Blue Group, Inc. 122 East Tillman Avenue Lake Wales, Florida 33853 Telephone: (863) 679-9595
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

November 19, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO

1		NAME OF REPORTING PERSON ALICO HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

This Amendment No. 19 (this “Amendment No. 19”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company (“Holding”), as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004; Amendment No. 2, filed on October 15, 2004; Amendment No. 3, filed on December 22, 2004; Amendment No. 4, filed on February 3, 2005; Amendment No. 5, filed on March 22, 2005; Amendment No. 6, filed on May 4, 2006; Amendment No. 7, filed on May 18, 2006; Amendment No. 8, filed on October 5, 2006; Amendment No. 9, filed on July 31, 2008; Amendment No. 10, filed on October 1, 2008; Amendment No. 11, filed on January 20, 2009; Amendment No. 12, filed on February 13, 2009; Amendment No. 13, filed on December 4, 2009, Amendment No. 14, filed on December 22, 2011, Amendment No. 15, filed on December 21, 2012, Amendment No. 16, filed on January 29, 2013, Amendment No. 17, filed on March 13, 2013 and Amendment No. 18, filed on October 21, 2013 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 19, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On November 19, 2013, Holding sold all of its 3,725,457 shares of Common Stock of the Issuer to 734 Investors, LLC and its designee (the “Transaction”), pursuant to that certain Stock Purchase Agreement, dated as of October 17, 2013 (as previously filed with Amendment No. 18 to this Schedule 13D as Exhibit 99.21, the “Stock Purchase Agreement”).  As a result of the closing of the Transaction, the Reporting Persons no longer own any shares of Common Stock of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  As discussed in Item 4 above, as a result of the closing of the Transaction on November 19, 2013, the Reporting Persons no longer own any shares of Common Stock of the Issuer.

(b)  Not applicable.

(c)  See Item 4 above.

(d)  Not applicable.

(e)  As of November 19, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

The Transaction was carried out pursuant to the terms of the Stock Purchase Agreement.  After the closing of the Transaction, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers, or any person controlling the Reporting Persons or executive officers or directors of such controlling person, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2013

ATLANTIC BLUE GROUP, INC.

By:	/s/ David A. Koon
	Name:	David A. Koon
	Title:	President, CEO and CFO

ALICO HOLDING, LLC

By:	/s/ David A. Koon
	Name:	David A. Koon
	Title:	Manager

By:	/s/ Yvonne Bunce
	Name:	Yvonne Bunce
	Title:	Manager